ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo,
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

06019350

TRADE SUBJECT TO NOTIFICATION – Polimoon flagging

Date: 06.12.06

All conditions under the agreement to sell Orkla's 1 943 080 shares in Polimoon ASA are today fulfilled (Ref. Notice to the Oslo Stock Exchange today at 14:32).
Orkla owns no shares in Polimoon after this transaction.

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411
Siv M. Skorpen, AVP Investor Relations, Tel: +47 2254 4455

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